UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC
(Translation of registrant’s name into English)

10 Finsbury Square, Third Floor
London, EC2A 1AF
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):				☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):				☐

International Game Technology PLC Announces Repurchase of Ordinary Shares

International Game Technology PLC (NYSE:IGT) (the “Company”) today announced that it has repurchased the following number of its ordinary shares pursuant to its share repurchase program, details of which were announced on November 16, 2021.

Class of Shares (e.g., ordinary/preference, etc.)	Number of shares purchased	Nominal value of each share	Date that the shares were delivered to the Company	Maximum price paid for shares	Minimum price paid for shares
Ordinary	192,364	$0.10	10/21/2022	$18.92	$16.62
Ordinary	207,312	$0.10	10/28/2022	$19.70	$18.04
Ordinary	109,671	$0.10	11/4/2022	$20.54	$19.49
Ordinary	119,765	$0.10	11/10/2022	$20.43	$18.81
The aggregate amount paid by the Company for the 629,112 ordinary shares listed in the table above was $11,922,790.98. The repurchased shares are being held in treasury.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 16, 2022	INTERNATIONAL GAME TECHNOLOGY PLC

	By:	/s/ Pierfrancesco Boccia
Pierfrancesco Boccia
Corporate Secretary

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